FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2009

Commission File Number: 001-34086

Telmex Internacional, S.A.B. de C.V. (Exact Name of the Registrant as Specified in the Charter)
Telmex International (Translation of Registrant's Name into English)
Av. Insurgentes Sur 3500 Colonia Peña Pobre México City 14060, México, D.F. (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F....Ö .....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...Ö ..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

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Highlights

Fourth Quarter 2008

Consolidated relevant figures

  At the end of December 2008, 15.2 million Revenue Generating Units (RGUs) were offered in the countries where we have operations, 7.5% more than the third quarter of 2008 and 45.9% higher than a year ago.

  In Brazil at year- end 2008, we had 11.8 million RGUs, an increase of 6.3% compared with the third quarter of 2008 and 44.8% higher than in December 2007. In Colombia, RGUs totaled 2.6 million at December 31, 2008, an increase of 9.7% compared with the third quarter of 2008 and 34.4% compared with last year.

  In Brazil, DTH services were launched in the fourth quarter of 2008.

  Fourth-quarter 2008 total consolidated revenues were 19.472 billion pesos, 15.0% higher in nominal terms and 11.8% higher in constant pesos as of December 2007, compared with the same period of the previous year. Based on applicable accounting principles of each country, revenue growth was 15.8% in Brazil, 58.6% in Colombia, 5.6% in Argentina, 39.8% in Chile, and 25.5% in Peru.

  Fourth-quarter consolidated EBITDA (1) totaled 4.326 billion pesos, 8.2% higher in nominal terms and 5.2% higher in constant pesos as of December 2007, compared with the same period of the prior year.

  In the fourth quarter, majority net income totaled 1.252 billion pesos, an increase of 16.4% in nominal terms and an increase of 13.6% in constant pesos as of December 2007. For the twelve months, majority net income totaled 5.535 billion pesos, 4.3% lower in nominal terms and 14.4% lower in constant pesos as of December 2007 compared with the same period of the previous year.

  At the end of December consolidated debt was the equivalent of 1.893 billion dollars, of which 52.8% is in dollars. To minimize risk related to currency fluctuation, at the end of December we had hedges covering the equivalent of 217 million dollars, which equals to 21.7% of the debt in dollars. Net debt (3) totaled the equivalent of 1.338 billion dollars.

(1) EBITDA: Defined as operating income plus depreciation and amortization. Go to www.telmexinternacional.com in the Investor Relations section, where you will find the reconciliation of EBITDA to operating income.

(2) One ADR represents 20 shares.

(3) Net debt is defined as total debt less cash and cash equivalents and marketable securities.

Relevant Figures
(2008 million of nominal pesos, 2007 millions of Mexican pesos with purchasing power at December 31,
2007 unless otherwise indicated)
					%					%
		4Q2008		4Q2007	Inc.		12 months 08		12 months 07	Inc.

Revenues	Ps.	19,472	Ps.	17,421	11.8	Ps.	76,005	Ps.	67,760	12.2
EBITDA (1)		4,326		4,112	5.2		17,891		18,101	(1.2)
EBITDA margin (%)		22.2		23.6	(1.4)		23.5		26.7	(3.2)
Operating income		1,999		2,251	(11.2)		8,923		10,330	(13.6)
Operating margin (%)		10.3		12.9	(2.6)		11.7		15.2	(3.5)
Majority income from continuing operations		1,252		1,102	13.6		5,535		6,464	(14.4)
Earnings per share (pesos)		0.07		0.06	16.7		0.30		0.33	(9.1)
Earnings per ADR (dollars) (2)		0.11		0.10	10.0		0.55		0.60	(8.3)
Outstanding shares (millions)		18,323		19,761	(7.3)		18,323		19,761	(7.3)
Equivalent ADRs (millions) (2)		916		988	(7.3)		916		988	(7.3)

(1) EBITDA: defined as operating income plus depreciation and amortization. Go to www.telmex.com in the Investor
Relations section where you will find the reconciliation of EBITDA to operating income.
(2) One ADR represents 20 shares.

Prior to the incorporation of Telmex Internacional, its operations were conducted through subsidiaries of TELMEX. The financial information for 2007 is expressed in constant pesos as of December 2007, on a combined basis prepared from TELMEX's historical accounting records, and includes the historical operations of the entities transferred to Telmex Internacional. The financial information for 2008 is presented in nominal pesos, according to Mexican Financial Reporting Standards.

Telmex Internacional Results

Revenues: In the fourth quarter consolidated revenues totaled 19.472 billion pesos, an increase of 11.8% compared with the same period of 2007. This result reflected increases of 31.8% in local service revenues, 31.9% in revenues from the Internet access business, 13.1% in corporate networks revenues, 4.3% in domestic long distance revenues and 100.6% in cable TV revenues. International long distance revenues decreased 2.8%.

Costs and expenses: During the fourth quarter, costs and expenses totaled 17.473 billion pesos, an increase of 15.2% compared with the same period of 2007, due to the increase in the number of customers in Brazil, Colombia, Chile, Argentina and Peru; to the increase in interconnection costs, mainly in Brazil and for higher corporate expenses.

EBITDA (1) and operating income: In the fourth quarter EBITDA (1) totaled 4.326 billion pesos, an increase of 5.2% compared with the same period of 2007. The EBITDA margin was 22.2%. Operating income totaled 1.999 billion pesos during the October - December period, producing a margin of 10.3%.

Comprehensive financing cost: In the fourth quarter, comprehensive financing cost produced a charge of 1.382 billion pesos. This resulted from i) a net interest charge of 362 million pesos ii) a net exchange loss of 1.020 billion pesos mainly due to the depreciation of the Brazilian reais from 1.9143 to 2.3370 reais per dollar in the October-December period, partially offset by hedges carried out by Embratel.

Majority net income: In the quarter, majority net income totaled 1.252 billion pesos, 16.4% higher in nominal terms and 13.6% higher in constant pesos as of December 2007, compared with the same period of the previous year, generating earnings per share of 7 Mexican cents, an increase of 16.7% compared with the same period of 2007. Earnings per ADR (2) were 11 US cents, 10.0% higher than the fourth quarter of the previous year.

Investments: For the twelve months, investments totaled 1.634 billion dollars, of which 61.2% was invested in our operations in Brazil, 14.4% in Colombia and 24.4% in the rest of the countries.

Repurchase of own shares: In the fourth quarter, the company used 1.504 billion pesos to repurchase 227.9 million of its own shares.

Debt: At the end of December consolidated debt was the equivalent of 1.893 billion dollars, of which 52.8% is in dollars. To minimize risk related to currency fluctuation, at the end of December we had hedges covering the equivalent of 217 million dollars, which equals to 21.7% of the debt in dollars.

Net debt (3) totaled the equivalent of 1.338 billion dollars.

Income Statements
(2008 million of nominal pesos, 2007 million fo Mexican pesos as of December 2007)
					%					%
		4Q2008		4Q2007	Inc.		12 months 08		12 months 07	Inc.
Revenues
Local	Ps.	2,921	Ps.	2,216	31.8	Ps.	10,594	Ps.	7,874	34.5
Domestic long distance		6,854		6,572	4.3		28,299		27,084	4.5
International long distance		833		857	(2.8)		3,294		3,605	(8.6)
Corporate networks		4,386		3,879	13.1		16,757		15,390	8.9
Internet		1,521		1,153	31.9		5,496		4,381	25.5
Cable TV		969		483	100.6		3,203		1,044	206.8
Others		1,988		2,261	(12.1)		8,362		8,382	(0.2)
Total		19,472		17,421	11.8		76,005		67,760	12.2

Costs and Expenses
Cost of sales and services		3,235		2,759	17.3		12,048		9,803	22.9
Commercial, administrative and general		5,010		4,319	16.0		19,141		16,207	18.1
Transport and interconnection		6,901		6,231	10.8		26,925		23,649	13.9
Depreciation and amortization		2,327		1,861	25.0		8,968		7,771	15.4
Total		17,473		15,170	15.2		67,082		57,430	16.8

Operating income		1,999		2,251	(11.2)		8,923		10,330	(13.6)

Other (revenues) and expenses, net		(22)		153	NA		103		242	(57.4)

Comprehensive financing cost
Net interest		362		54	570.4		243		414	(41.3)
Exchange loss (gain), net		1,020		(695)	NA		1,878		3	*
Monetary gain, net		0		7	NA		0		(141)	NA
Total		1,382		(634)	NA		2,121		276	668.5

Equity in results of affiliates		(247)		(61)	304.9		191		689	(72.3)

Income before income tax		392		2,671	(85.3)		6,890		10,501	(34.4)

Income tax		(844)		1,320	NA		1,259		3,487	(63.9)

Income before equity in minority interest		1,236		1,351	(8.5)		5,631		7,014	(19.7)

Minority interest		16		(249)	NA		(96)		(550)	(82.5)

Majority net income	Ps.	1,252	Ps.	1,102	13.6	Ps.	5,535	Ps.	6,464	(14.4)

EBITDA (1)	Ps.	4,326	Ps.	4,112	5.2	Ps.	17,891	Ps.	18,101	(1.2)

EBITDA margin (%)		22.2		23.6	(1.4)		23.5		26.7	(3.2)
Operating margin (%)		10.3		12.9	(2.6)		11.7		15.2	(3.5)

* Higher than 1,000%

Balance Sheets
(2008 million of nominal pesos, 2007 million of Mexican pesos as of December 2007)

		December 31,		December 31,
		2008		2007
Assets
Cash and short-term investments	Ps.	7,511	Ps.	17,268
Other current assets		27,944		17,353
Plant, property and equipment, net		58,634		50,493
Other assets		15,942		20,235
Goodwill		16,486		16,298
Deferred taxes		6,300		7,632

Total assets	Ps.	132,817	Ps.	129,279

Liabilities and stockholders' equity
Current portion of long-term debt	Ps.	14,728	Ps.	4,713
Other current liabilities		24,778		25,179
Long-term debt		10,895		11,269
Employee benefits		2,291		2,584

Total liabilities		52,692		43,745
Stockholders' equity
Majority stockholders' equity		77,796		82,892
Minority interest		2,329		2,642
Total stockholders' equity		80,125		85,534
Total liabilities and stockholders' equity	Ps.	132,817	Ps.	129,279

Statement of cash flows
[ millions of nominal pesos ]
12 months
ended
December 31, 2008

Operating activities:

Income before income tax	$6,890

Depreciation and amortization	8,968
Interest expenses	1,508
Other items not requiring the use of cash	3,147
Total	20,513

Working capital	(9,519)
Net cash flows provided by operating activities	10,994

Investing activities:
Investment in telephone plant	(18,072)
Other investments	(817)
Net cash flows used in investing activities	(18,889)

Cash required before financing activities	(7,895)

Financing activities:
New loans	12,938
Repayment loans	(6,584)
Dividends paid for subsidiaries	(2,937)
Interests paid	(1,034)
Other items	(4,245)
Net cash flows used in financing activities	(1,862)

Net decrese in cash and cash equivalents	(9,757)
Cash and cash equivalents at begining of the period	17,268
Cash and cash equivalents at end of the period	$7,511

The following financial information is presented in the local currency of each country, according to that country's generally accepted accounting principles, before eliminating inter-company operations among companies of Telmex Internacional.

Brazil

The twelve-month results confirmed the progress made by our operations in Brazil in evolving toward an integrated telecommunications company. Local and data revenues represented 43.0% of total revenues. This change reflects our commercial strategies that have been in effect for the last 12 months, which produced increases of 53.2% and 40.4% in local service access and line equivalents, respectively.

Additionally, at the end of December 2008, Net Fone, offered though Net Serviços, served 1.8 million customers. This service represents an important growth opportunity, since Net Serviços network currently passes approximately 9.8 million homes and 73.5% of its network is bi-directional. Net currently serves close to 3.1 million pay TV users and 2.2 million broadband Internet users.

Revenues: In the fourth quarter, revenues totaled 2.582 billion reais, 15.8% higher than the same quarter of the previous year. Higher revenues were mainly due to increases of 30.2% in local service revenues, 21.8% in the data business, 11.8% in domestic long distance and 3.3% in international long distance revenues.

  Local: In the fourth quarter, local revenues reached 476 million reais, 30.2% higher than the same period of 2007 due to the 53.2% growth in the number of customers.

  Domestic long distance: Domestic long distance revenues totaled 1.140 billion reais, 11.8% higher than the fourth quarter of 2007 due to the 6.2% increase in traffic volume primarily from corporate customers and mobile telephones, and the 5.2% increase in the average income per minute.

  International long distance: In the fourth quarter, international long distance revenues totaled 127 million reais, 3.3% higher than the same period of 2007, due to an increase in the corporate market segment partially offset by the 13.1% reduction in traffic.

  Corporate networks and Internet: In the fourth quarter, revenues from data and Internet access services totaled 690 million reais, 21.8% higher than the fourth quarter of 2007.

Costs and expenses: Costs and expenses were 2.259 billion reais in the quarter, an increase of 13.4% from the 2007 period, mainly due to higher costs related to growth of local and data services, as well as interconnection costs.

  Cost of sales and services: In the quarter, costs of sales and services totaled 312 million reais, an increase of 5.2% compared with the same period of 2007, due to higher maintenance costs related to the increase in local and data services.

  Commercial, administrative and general: During the quarter, commercial, administrative and general expenses totaled 539 million reais, 11.1% higher than the same period of 2007 due to the increase in services from third parties and higher personnel expenses.

  Transport and interconnection: In the fourth quarter, transport and interconnection costs increased 18.0% to 1.100 billion reais, mainly due to the increase in mobile termination traffic.

  Depreciation and amortization: In the quarter, depreciation and amortization totaled 308 million reais, an increase of 10.3% compared with the fourth quarter of 2007.

EBITDA (1) and operating income: EBITDA (1) totaled 631 million reais in the fourth quarter, an increase of 22.4% compared with last year's fourth quarter, producing a margin of 24.4%. Operating income totaled 260 million reais in the quarter, producing a margin of 10.1%.

					%
Brazil Operating Indicators		4Q2008		4Q2007	Inc.

Domestic long distance minutes		3,823		3,598	6.2
(millions)
International long distance minutes		438		503	(13.1)
(millions)
Line equivalents of 64 kbps ( thousands)		4,075		2,903	40.4
Access to local service* (thousands)		5,356		3,496	53.2
* Includes Net Fone Services

Income Statements Brazil
[ millions of historic Brazilian reais]					%					%
		4Q2008		4Q2007	Inc.		12 months 08		12 months 07	Inc.
Revenues
Local (A)	$R	475.8	$R	365.4	30.2	$R	1,709.5	$R	1,283.1	33.2
Domestic long distance		1,140.4		1,020.3	11.8		4,481.2		4,084.3	9.7
International long distance		126.5		122.5	3.3		475.4		500.0	(4.9)
Corporate networks		529.4		440.5	20.2		1,909.5		1,685.2	13.3
Internet		160.6		125.8	27.7		581.2		486.0	19.6
Others		149.0		154.2	(3.4)		620.5		586.2	5.8
Total		2,581.7		2,228.7	15.8		9,777.3		8,624.8	13.4

Costs and Expenses
Cost of sales and services		312.2		296.7	5.2		1,184.8		1,119.7	5.8
Commercial, administrative and general		538.9		484.9	11.1		2,042.2		1,905.4	7.2
Transport and interconnection		1,099.8		931.8	18.0		4,090.3		3,434.8	19.1
Depreciation and amortization		308.4		279.7	10.3		1,213.5		1,126.7	7.7
Total		2,259.3		1,993.1	13.4		8,530.8		7,586.6	12.4

Equity in results of affiliates		62.6		2.4	*		153.0		(96.2)	NA

Operating income	$R	259.8	$R	233.2	11.4	$R	1,093.5	$R	1,134.4	(3.6)

EBITDA (1)	$R	630.8	$R	515.3	22.4	$R	2,459.9	$R	2,165.0	13.6

EBITDA margin (%)		24.4		23.1	1.3		25.2		25.1	0.1
Operating margin (%)		10.1		10.5	(0.4)		11.2		13.2	(2.0)

* Higher than 1,000%
(A) Includes Interconnection

Colombia

Colombia's network currently passes 4.7 million homes and 46.7% of its network is bi-directional. At the end of December we had 2.6 million RGUs in the market in Colombia, an increase of 34.4% during the last 12 months.

In 2008, initiatives for the corporate segment were focused on increasing the number of services per customer. Emphasis on data, Internet, and telephony services helped increase the number of customers in the small- and medium-sized business segment. The number of services in these product lines increased 15% in data services, 37% in Internet services and 87% in telephone lines compared with year-end 2007. The strategy of increasing penetration in the SME market has been an important factor in the growth of Internet services and telephone lines. In December 2008, long distance services were launched, complementing the portfolio of services by providing an integrated offering to customers in all segments.

Our service offering was enhanced with advanced video on demand (VOD) and digital video recording (DVR) functions. We added an entertainment portal and completed our voice service by adding long distance services.

In the fourth quarter, revenues totaled 270.584 billion Colombian pesos, 58.6% higher than the same period of 2007. Higher revenues were mainly due to growth in operations with several corporate customers and to additional revenues from the voice, video and Internet businesses generated by the cable TV companies.

Total costs and expenses increased 57.5% compared with last year's fourth quarter, totaling 294.612 billion Colombian pesos, mainly due to the incorporation of the cable TV companies that accounted for 93.318 billion Colombian pesos, as well as to higher personnel expenses to serve the small and medium-sized business market segment. In the October-December period, there was an operating loss of 24.028 billion Colombian pesos compared with an operating loss of 16.465 billion Colombian pesos in the year-ago fourth quarter, mainly due to higher charges related to the addition of new customers. In the fourth quarter, EBITDA (1) totaled 27.516 billion Colombian pesos with a margin of 10.2%.
Colombia
Income Statement			%			%
	4Q2008	4Q2007	Inc.	12 months 08	12 months 07	Inc.
(millions of Colombian pesos )

Revenues	$270,584.1	$170,559.8	58.6	$921,032.7	$477,922.0	92.7
EBITDA	27,516.2	9,123.9	201.6	119,199.3	90,305.6	32.0
EBITDA margin (%)	10.2	5.3	4.9	12.9	18.9	(6.0)
Operating Income	(24,027.9)	(16,465.2)	45.9	(22,923.2)	3,373.9	(779.4)
Operating margin (%)	(8.9)	(9.7)	0.8	(2.5)	0.7	(3.2)

Chile

Revenues from the operations in Chile reached 33.302 billion Chilean pesos, 39.8% more than the fourth quarter of 2007 due to the incorporation of revenues from Pay TV services, which totaled 11.846 billion Chilean pesos. In the quarter, revenues from the corporate networks and Internet access businesses increased 22.9%, while local services revenues increased 11.6%. Long distance revenues decreased 17.8%, reflecting a declining market due to migration to mobile services and traffic through the Internet.

In the fourth quarter, total costs and expenses were 37.488 billion Chilean pesos, an increase of 40.8% compared with the same period of the previous year. Cost of sales and services increased 25.5% mainly due to costs related to the addition of new customers. Commercial, administrative and general expenses increased 52.1% due to higher advertising expenses and commissions related to the sale of TV services. In the quarter there was an operating loss of 4.187 billion Chilean pesos compared with an operating loss of 2.795 billion Chilean pesos in the same period of the previous year. EBITDA (1) totaled 2.927 billion Chilean pesos, producing a margin of 8.8%.
Chile
Income Statement			%			%
	4Q2008	4Q2007	Inc.	12 months 08	12 months 07	Inc.
(millions of Chilean constant pesos )

Revenues	$33,301.7	$23,824.6	39.8	$116,862.7	$84,347.2	38.5
EBITDA	2,927.0	2,140.2	36.8	9,286.3	9,692.1	(4.2)
EBITDA margin (%)	8.8	9.0	(0.2)	7.9	11.5	(3.6)
Operating Income	(4,186.6)	(2,794.9)	49.8	(16,120.2)	(6,808.5)	136.8
Operating margin (%)	(12.6)	(11.7)	(0.9)	(13.8)	(8.1)	(5.7)

Peru

In the fourth quarter, revenues totaled 98 million New Soles, 25.4% higher than the same period of the previous year due to the 53.8% increase in revenues from the data business, which represents 40.7% of total revenues. In the quarter, voice business revenues increased 31.4% compared with the same period of 2007. Revenues from video increased 69.6%.

In the fourth quarter, costs and expenses increased 42.5%, reflecting increases of 50.5% in commercial, administrative and general expenses for commissions from installed public telephones, marketing expenses for launching TELMEX TV and Triple Play, as well as the integration of the acquired cable TV companies and 47.8% in transport and interconnection costs. EBITDA (1) totaled 10 million New Soles, producing a margin of 10.5%.
Peru
Income Statement			%			%
	4Q2008	4Q2007	Inc.	12 months 08	12 months 07	Inc.
(millions of New Soles)

Revenues	$98.4	$78.5	25.4	$328.6	$264.2	24.4
EBITDA	10.3	14.1	(27.0)	34.2	54.7	(37.5)
EBITDA margin (%)	10.5	18.0	(7.5)	10.4	20.7	(10.3)
Operating Income	(12.4)	0.6	NA	(39.3)	(1.6)	*
Operating margin (%)	(12.6)	0.8	(13.4)	(12.0)	(0.6)	(11.4)

 * Higher than 1,000%

Argentina

In the quarter, revenues from the operations in Argentina totaled 148 million Argentinean pesos, an increase of 5.5% compared with the same period of the previous year.

Operating costs and expenses totaled 171 million Argentinean pesos in the quarter, an increase of 13.4% due to the increase in advertising expenses to drive new products, an increase in telemarketing costs and higher personnel expenses related to the integration of Ertach. The incorporation of Ertach acquired in 2007 also produced an increase in depreciation.

In the quarter, EBITDA (1) totaled 7 million Argentinean pesos, a decrease of 44.1% compared with the same period of 2007, producing a margin of 4.8%. The operating loss was 23 million Argentinean pesos in the quarter compared with an operating loss of 11 million Argentinean pesos in the same period of the previous year.

Argentina
Income Statement			%			%
	4Q2008	4Q2007	Inc.	12 months 08	12 months 07	Inc.
(millions of Argentinean pesos)

Revenues	$147.6	$139.9	5.5	$523.9	$421.5	24.3
EBITDA	7.1	12.7	(44.1)	55.9	67.4	(17.1)
EBITDA margin (%)	4.8	9.1	(4.3)	10.7	16.0	(5.3)
Operating Income	(23.0)	(10.6)	117.0	(52.5)	(6.1)	760.7
Operating margin (%)	(15.6)	(7.6)	(8.0)	(10.0)	(1.4)	(8.6)

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 17, 2009.	TELMEX INTERNACIONAL, S.A.B. DE C.V. By: __________________ Name: Oscar Von Hauske Solís Title: Chief Executive Officer

Ref: Telmex Internacional, S.A.B. de C.V. : Press Release: Fourth quarter 2008.